Percent
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07

Price

Dodge & Cox  /  Investment Managers  /  San Francisco
1. Subprime mortgages make up 12 – 15% of the $6 trillion U.S. mortgage-backed securities (MBS) market.
2. Falling home prices and high levels of delinquencies on recently originated subprime loans have led to rising default and loss expectations, and significantly lower prices.
3. Total loss estimates on subprime and other non-prime mortgages range from $100 billion to over $300 billion.
December 31, 2007
Subprime Crisis: Overview
"Collateral Damage" Across Financial Markets and the Economy
Banks and other Financials
1. Subprime-related losses, inc. CDO exposure.
2. Exposures to SIVs and other troubled short-term vehicles.
Federal Housing Agencies (Fannie Mae & Freddie Mac)
1. Provisions for credit losses on guaranteed MBS.
2. Mark-to-market losses on interest rate hedges.
Bond Insurers
In many cases, they have sold insurance based on the performance of subprime-related securities.
U.S.  Economic Growth.
Estimates of near-term GDP growth have declined substantially amid concerns over effect of house price declines and possible rationing of credit.
Percent Outstanding Loans Seriously Deliquent (60+ Days)
0
2
4
6
8
10
12
14
16
18
20
Subprime Alt-A Prime
Subprime Index (ABX 2007-1) Prices
0
20
40
60
80
100
120
ABX.HE.AAA.07-1
ABX.HE.BBB-.07-1
Past performance does not guarantee future results. The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability, and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Subprime Crisis: Effect on U.S. Bond Market
U.S. corporate and MBS spreads widened significantly during the second half of 2007 as the housing/subprime market turmoil spread into corporates and GSE-guaranteed MBS and investors sought the safety/liquidity of U.S. Treasuries.
The Lehman Brothers Treasury Index returned
9.0%
for the year, surpassing all other major sectors.
The Lehman Brothers Corporate Index returned
4.6%
for the year, underperforming comparable-duration
Treasuries by 5.23%, the worst annual relative performance on record per Lehman.
The Lehman Brothers MBS Index returned
6.9%
for the year, underperforming comparable-duration
Treasuries by 1.77%, likewise the worst annual relative performance on record per Lehman.
December 31 , 2007
Source: Lehman Brothers. Past performance does not guarantee future results. The above is not a complete analysis of every material fact concerning the securities described.
Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability, and is subject to change without notice.
This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Spread
12/11/2006
12/25/2006
1/8/2007
1/22/2007
2/5/2007
2/19/2007
3/5/2007
3/19/2007
4/2/2007
4/16/2007
4/30/2007
5/14/2007
5/28/2007
6/11/2007
6/25/2007
7/9/2007
7/23/2007
8/6/2007
8/20/2007
9/3/2007
9/17/2007
10/1/2007
10/15/2007
10/29/2007
11/12/2007
11/26/2007

Spread
12/11/2006
12/25/2006
1/8/2007
1/22/2007
2/5/2007
2/19/2007
3/5/2007
3/19/2007
4/2/2007
4/16/2007
4/30/2007
5/14/2007
5/28/2007
6/11/2007
6/25/2007
7/9/2007
7/23/2007
8/6/2007
8/20/2007
9/3/2007
9/17/2007
10/1/2007
10/15/2007
10/29/2007
11/12/2007
11/26/2007

Dodge & Cox  /  Investment Managers  /  San Francisco
US Investment Grade Corporate Spread-to-Treasuries
0
50
100
150
200
250
U.S. Corporate Investment Grade - OAS
30yr MBS (option-adjusted) Spread-to-Treasuries
0
20
40
60
80
100
120
FNCL CC
Substantial underperformance of the Lehman Aggregate since the advent of the subprime crisis attributed to:
1) Lower weighting in U.S. Treasuries
2) Lower duration (interest rate sensitivity) of portfolio
3) Significant overweight to the poor-performing Agency MBS sector; weak performance from Financial sector holdings (e.g., Citigroup, HSBC, JP Morgan, Kaupthing Bank)
December 31 , 2007
Subprime Crisis: Effect on RCT Intermediate Diversified Bond Fund
Recent Portfolio Activity
Mortgages
Opportunistically added to MBS holdings at attractive valuations.
Net Effect: MBS weighting 1.9% higher
Corporates
Added to many existing positions, e.g., Citigroup, Comcast, HSBC, Macy’s,
Time Warner, Union Pacific, Wachovia Bank.
Broad weakness in the financial sector has allowed us to add exposure through new issues from Wells Fargo and Capital One.
Net Effect: Corporate weighting 2.7% higher.
Past performance does not guarantee future results. The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability, and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Percent
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07

Price

Dodge & Cox  /  Investment Managers  /  San Francisco
1. Subprime mortgages make up 12 – 15% of the $6 trillion U.S. mortgage-backed securities (MBS) market.
2. Falling home prices and high levels of delinquencies on recently originated subprime loans have led to rising default and loss expectations, and significantly lower prices.
3. Total loss estimates on subprime and other non-prime mortgages range from $100 billion to over $300 billion.
December 31, 2007
Subprime Crisis: Overview
"Collateral Damage" Across Financial Markets and the Economy
Banks and other Financials
1. Subprime-related losses, inc. CDO exposure.
2. Exposures to SIVs and other troubled short-term vehicles.
Federal Housing Agencies (Fannie Mae & Freddie Mac)
1. Provisions for credit losses on guaranteed MBS.
2. Mark-to-market losses on interest rate hedges.
Bond Insurers
In many cases, they have sold insurance based on the performance of subprime-related securities.
U.S.  Economic Growth.
Estimates of near-term GDP growth have declined substantially amid concerns over effect of house price declines and possible rationing of credit.
Percent Outstanding Loans Seriously Deliquent (60+ Days)
0
2
4
6
8
10
12
14
16
18
20
Subprime Alt-A Prime
Subprime Index (ABX 2007-1) Prices
0
20
40
60
80
100
120
ABX.HE.AAA.07-1
ABX.HE.BBB-.07-1
Past performance does not guarantee future results. The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability, and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information,
visit www.dodgeandcox.com
or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Subprime Crisis: Effect on U.S. Bond Market
U.S. corporate and MBS spreads widened significantly during the second half of 2007 as the housing/subprime market turmoil spread into corporates and GSE-guaranteed MBS and investors sought the safety/liquidity of U.S. Treasuries.
The Lehman Brothers Treasury Index returned
9.0%
for the year, surpassing all other major sectors.
The Lehman Brothers Corporate Index returned
4.6%
for the year, underperforming comparable-duration Treasuries by
5.23%, the worst annual relative performance on record per Lehman.
The Lehman Brothers MBS Index returned
6.9%
for the year, underperforming comparable-duration Treasuries by
1.77%, likewise the worst annual relative performance on record per Lehman.
December 31 , 2007
Source: Lehman Brothers. Past performance does not guarantee future results. The above is not a complete analysis of every material fact concerning the securities described.
Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability, and is subject to change without notice.
This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
US Investment Grade Corporate Spread-to-Treasuries
0
50
100
150
200
250
U.S. Corporate Investment Grade - OAS
30yr MBS (option-adjusted) Spread-to-Treasuries
0
20
40
60
80
100
120
FNCL CC
Substantial underperformance of the Lehman Aggregate since the advent of the subprime crisis attributed to:
1) Lower weighting in U.S. Treasuries
2) Lower duration (interest rate sensitivity) of portfolio
3) Significant overweight to the poor-performing Agency MBS sector; weak performance from Financial sector holdings (e.g., BankAmerica, HSBC, Kaupthing Bank, JP Morgan)
December 31 , 2007
Subprime Crisis: Effect on Dodge & Cox Income Fund
Recent Portfolio Activity
Mortgages
Opportunistically added to MBS holdings at attractive valuations.
Net Effect: MBS weighting 2.6% higher
Corporates
Added to many existing positions, e.g., Comcast, Ford Motor Credit,
GMAC, HCA, HSBC, Union Pacific, Wachovia Bank.
Broad weakness in the financial sector has allowed us to add exposure through new issues from Citigroup, Wells Fargo and Capital One.
Net Effect: Corporate weighting 3.0% higher.
Past performance does not guarantee future results. The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability, and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information,
visit www.dodgeandcox.com
or call 800-621-3979. Please read the prospectus carefully before investing.